# Epilog Imaging Systems, Inc.



# ANNUAL REPORT

333 W San Carlos St

San Jose, CA 95110

(858) 829-2221

www.epilog.com

This Annual Report is dated April 22, 2025.

## BUSINESS

Epilog is a technology company committed to developing and delivering innovative AI-powered vision solutions. Our mission is to enhance safety and efficiency by automating repetitive tasks through advanced, vision-based AI.

We are currently focused on two main business lines in the automotive and safety/security markets. Our safety and security products are branded and offered through Epilog's subsidiary, Aperis AI.

In the long term, we aim to become a leader in AI vision technology, driving innovation across diverse industries. Our core values—innovation, quality, scalability, customer focus, and integrity—guide every aspect of our operations.

Anticipated Products and/or Services

Our current product offerings include Sidecar, an AI vision system designed for assisted driving in existing vehicles, and Vortex, an edge-based AI video compression and analysis device.

Sidecar prioritizes safety features and is being redesigned to support over 200 vehicle models with a single, universal device, simplifying the process for both customers and our operations. The first-generation Sidecar, launched in 2024, supported three Toyota models and received highly positive feedback, demonstrating strong demand from customers across major brands. We have temporarily paused sales to streamline the product and our processes. Manufacturing of the enhanced version, compatible with multiple vehicle brands, will begin in 2025.

Vortex is an edge-based video compression and analysis device that enables long-term local/cloud data archiving. It also provides customer insights through object detection and event recognition. Launching in early 2025, Vortex targets the $8B video cloud storage industry. Vortex functionality will be integrated into future product lines, including Wellcome™ and CloseView™. Vortex is launching under our Apetis branding, which uses a common hardware/software platform to accelerate our entry into the safer/security market. Although we have not yet generated significant revenues, the company anticipates achieving this in 2025, contingent on product releases and market alignment.

US Patents and Trademarks

Multiple patents and trademarks are held by the company, including those for imaging systems, camera assemblies, and AI technologies. Patents are mostly granted, with some trademarks pending. Notably, Michael Mojaver is listed as the inventor for several patents.

Governmental/Regulatory Approval and Compliance

The company operates under U.S. federal, state, and local laws and regulations, which are subject to change.

## Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $898,022.00

Number of Securities Sold: 545,286

Use of proceeds: Developing products

Date: December 31, 2022

Offering exemption relied upon: Regulation A+

Name: Common Stock

Type of security sold: Equity

Final amount sold: $844.00

Number of Securities Sold: 1,125

Use of proceeds: N/A - issued to the intermediary in connection with the Reg A+ raise

Date: July 05, 2022

Offering exemption relied upon: Regulation A+

Name: Common Stock

Type of security sold: Equity

Final amount sold: $54,203.00

Number of Securities Sold: 38,588

Use of proceeds: NIA - issued to the intermediary in connection with the Reg A+ raise

Date: July 05, 2022

Offering exemption relied upon: Regulation A+

Name: Common Stock

Type of security sold: Equity

Final amount sold: $472,481.99

Number of Securities Sold: 176,336

Use of proceeds: Working Capital

Date: June 30, 2023

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $300,352.82

Number of Securities Sold: 135,934

Use of proceeds: Working Capital

Date: September 04, 2024

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 2,874

Use of proceeds: N/A - issued to the intermediary in connection with the Reg CF raise

Date: February 11, 2025

Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $0 compared to $668 in fiscal year 2024.

The company generated its first minimal revenue in 2024, suggesting early signs of commercial activity following its pre-revenue phase.

Cost of Sales

Cost of Goods Sold for fiscal year 2023 was $0 compared to $355 in fiscal year 2024.

This increase corresponds with the modest revenue generated, reflecting the beginning of cost-incurring sales operations.

Gross Margins

Gross profit for fiscal year 2023 was $0 compared to $313 in fiscal year 2024.

Although still minimal, the company began generating a gross profit in 2024 as it commenced limited product sales.

Expenses

Operating expenses were $1,157,636 in fiscal year 2023 compared to $439,807 in fiscal year 2024.

This significant reduction reflects decreased investment in research and personnel as the company transitioned from a development-heavy phase to the initial commercialization of its technology.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not sold a mass-produced product yet. Past cash was primarily generated through equity investments. Our goal is to increase cash flow and reach profitability in 2025. We plan to generate revenue through sales of our Sidecar product, which have developed and are presently delivering the first 1000 units of. We will aim to successfully sell those units in order to deliver our second batch or units, which will number 10,000. We anticipate raising additional funds during this time to deliver these additional units. In the post-Covid era, employing the Just In Time model, such as manufacturing 10 batches of 1,000 units each over 10 months, is currently impractical. Should we opt to produce 10,000 units, it would necessitate roughly $5M in cash to procure semiconductor components in advance, with the lead times for some crucial components currently extending to 6-8 weeks.

### Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $21,221.00. [*The Company intends to raise additional funds through an equity financing.*]

### Debt

Creditor: Michael Mojaver

Amount Owed: $227,525.00

Interest Rate: 0.0%

During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. As of

December 31, 2024, and December 31, 2023, the amount of advance outstanding was $227,525 and is recorded under 'Shareholder loan' on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance on December 31, 2024, and December 31, 2023, was $105,748 and $103,471, respectively

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Mojaver

Michael Mojaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/CFO

Dates of Service: June, 2010 - Present

Responsibilities: Visionary leader, strategist, communicator, and manager involving all aspects of running a leading edge technology company. Salary: $120,000


Position: Director

Dates of Service: January, 2015 - Present

Responsibilities: Determining and implementing policies and making decisions. preparing and filing statutory documents with the company. Calling meetings, including an annual meeting of shareholders. Equity 250,000 shares/year


Name: Lance Mojaver

Lance Mojaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO, Director

Dates of Service: June, 2015 - Present

Responsibilities: Manage technology products Salary $150,000 Equity 200,000 shares/year.


Name: Rony Greenberg

Rony Greenberg's current primary role is with Sqream. Rony Greenberg currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2021 - Present

Responsibilities: Determining and implementing policies and making decisions. preparing and filing statutory documents with the company. Calling meetings, including an annual meeting of shareholders. No cash salary, Equity 75,000 shares/year


Other business experience in the past three years:

Employer: Sqream

Title: Chief Business Development Officer

Dates of Service: March, 2021 - Present

Responsibilities: Build relationships with other companies to drive sales.

Name: Marc Munford

Marc Munford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP Business Development/Secretary

Dates of Service: November, 2016 - Present

Responsibilities: Business Development and Sales. Salary is TBT depending on the Future funding based

Other business experience in the past three years:

Employer: ArionBio Inc.

Title: Business Development

Dates of Service: January, 2020 - Present

Responsibilities: Build relationships with other companies to drive sales

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Michael Mojaver

Amount and nature of Beneficial ownership: 23,000,000

Percent of class: 55.87

## RELATED PARTY TRANSACTIONS

Name of Entity: Michael Mojaver

Relationship to Company: Officer

Nature / amount of interest in the transaction: During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. As of December 31, 2024, and December 31, 2023, the amount of advance outstanding was $227,525 and is recorded under 'Shareholder loan' on the balance sheet.

Material Terms: These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance on December 31, 2024, and December 31, 2023, was $105,748 and $103,471, respectively.

Name of Entity: Marc Munford

Relationship to Company: Officer

Nature / amount of interest in the transaction: Payables to the officers of the Company for liabilities in the course of business, as of December 31, 2024, and December 31, 2023, amounted to $24,757 and $15,451, respectively.

Material Terms: No other material terms.

## OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,639,344 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 41,165,530 outstanding.

Voting Rights

Each share is entitled to 1 vote.

Material Rights

The total amount outstanding includes 7,905,692 shares to be issued pursuant to stock options issued.

Dividends upon the capital stock of the corporation, subject to the applicable provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the Board of Directors shall think conducive to the interest of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

The voting rights of the Preferred Stock may be determined at time of designation of any such series of Preferred Stock.

Material Rights

The board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of any series of preferred stock which are premitted by the Delaware General Corporation Law.

**What it means to be a minority holder**

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Epilog Imaging Systems was formed on 6/28/2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Epilog Imaging Systems has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think thatour product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. We have pending patent approvals that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)  to the Company;

(2)  to an accredited investor;

(3)  as part of an offering registered with the SEC; or

(4)  to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2025.

**Epilog Imaging Systems, Inc.**

By  /s/ *Michael Mojaver*

      Name: Epilog Imaging Systems, Inc.

      Title:   CEO, CFO, and Director

---

Exhibit A

**FINANCIAL STATEMENTS**

# EPILOG IMAGING SYSTEMS, INC.

## AUDITED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2024, AND 2023

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

---



**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors
Epilog Imaging Systems, Inc.
San Jose, California

**Opinion**

We have audited the accompanying financial statements of Epilog Imaging Systems, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

**Basis for Opinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*SetApart Accountancy Corp.*

April 14, 2025
Los Angeles, California

**EPILOG IMAGING SYSTEMS, INC.**

**BALANCE SHEETS**

**AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023**

| As of December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 21,221 | $ | 165,109 |
| Prepaids and Other Current Assets | | 6,670 | | 20,555 |
| **Total current assets** | | **27,891** | | **185,664** |
| | | | | |
| Property and Equipment, net | | 62,855 | | 113,628 |
| Intangible Assets, net | | 249,946 | | 277,685 |
| **Total assets** | **$** | **340,692** | **$** | **576,977** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | 51,114 | $ | 24,503 |
| Credit Cards | | 53,968 | | 12,920 |
| Due to Related Parties | | 24,757 | | 15,451 |
| Shareholder Loan | | 227,525 | | 227,525 |
| Accrued Interest | | 105,748 | | 103,471 |
| Other Current Liabilities | | 28,633 | | 33,642 |
| **Total current liabilities** | | **491,745** | | **417,512** |
| | | | | |
| **Total liabilities** | **$** | **491,745** | **$** | **417,512** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock, $0.0001 par, 25,000,000 shares authorized, 16,629,919 and 16,491,663 shares issued and outstanding as of December 31, 2024 and December 31, 2023 | $ | 1,662 | $ | 1,649 |
| Subscription Receivable | | (42,347) | | (25,883) |
| Equity Issuance Costs | | (219,683) | | (66,231) |
| Additional Paid In Capital | | 4,829,220 | | 4,528,880 |
| Accumulated Deficit | | (4,719,905) | | (4,278,950) |
| **Total Stockholders' Equity** | | **(151,053)** | | **159,465** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | **$** | **340,692** | **$** | **576,977** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 668 | $ - |
| Cost of Goods Sold | 355 | - |
| **Gross Profit** | **313** | **-** |
| | | |
| **Operating Expenses** | | |
| Personnel | 77,518 | 461,723 |
| Professional Services | 62,332 | 67,410 |
| Research and Development | 18,198 | 329,348 |
| General and Administrative | 226,131 | 267,481 |
| Sales and Marketing | 55,628 | 31,674 |
| **Total Operating Expenses** | **439,807** | **1,157,636** |
| | | |
| **Net Operating Income** | **(439,494)** | **(1,157,636)** |
| | | |
| Interest Expense | (8,225) | (2,275) |
| Other Income/(Loss) | 4,671 | 16,942 |
| **Loss Before Provision for Income Taxes** | **(443,048)** | **(1,142,969)** |
| Benefit/(Provision) for Income Taxes | - | - |
| **Net Loss** | **$ (443,048)** | **$ (1,142,969)** |

*See accompanying notes to financial statements.*

**EPILOG IMAGING SYSTEMS, INC.**

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

**FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023**

| (USD $ in Dollars, except per share data) | Common Stock Shares | Amount | Equity Issuance Costs | Subscription Receivable | Additional Paid In Capital | Accumulated Deficit | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance—December 31, 2022 | 16,315,327 | $ 1,632 | $ - | $ (411) | $ 4,046,928 | $ (3,135,981) | $ 912,168 |
| Issuance of Common stock | 176,336 | 17 | (66,231) | (25,472) | 481,952 | - | 390,266 |
| Net loss | - | - | - | - | - | (1,142,969) | (1,142,969) |
| Balance—December 31, 2023 | 16,491,663 | $ 1,649 | $ (66,231) | $ (25,883) | $ 4,528,880 | $ (4,278,950) | $ 159,465 |
| Prior year adjustment | - | - | - | - | - | 2,093 | 2,093 |
| Issuance of Common stock | 138,256 | 13 | (153,452) | (16,464) | 300,340 | - | 130,437 |
| Net loss | - | - | - | - | - | (443,048) | (443,048) |
| Balance—December 31, 2024 | 16,629,919 | $ 1,662 | $ (219,683) | $ (42,347) | $ 4,829,220 | $ (4,719,905) | $ (151,053) |

*See accompanying notes to financial statements.*

**EPILOG IMAGING SYSTEMS, INC.**
**STATEMENTS OF CASH FLOWS**
**FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023**

| For Fiscal Year Ended December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net Loss | $ | (443,048) | $ | (1,142,969) |
| *Adjustments to reconcile net income to net cash used by operating activities:* | | | | |
| Amortization of Intangibles | | 28,414 | | 35,550 |
| Depreciation of Property | | 29,916 | | 30,903 |
| Accrued Interest | | 2,277 | | 2,275 |
| **Changes in operating assets and liabilities:** | | | | |
| Prepaids and Other Current Assets | | 13,885 | | 130,312 |
| Accounts Payable | | 33,867 | | (51,528) |
| Credit Cards | | 41,048 | | (7,101) |
| Other Current Liabilities | | (5,009) | | (2,740) |
| **Net cash used by operating activities** | | **(298,650)** | | **(1,005,298)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchase of Intangibles | | (675) | | (17,638) |
| Sale/(Purchase) of Property | | 25,000 | | (22,532) |
| **Net cash provided/(used) in investing activities** | | **24,325** | | **(40,170)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Contribution | | 130,437 | | 390,266 |
| **Net cash provided by financing activities** | | **130,437** | | **390,266** |
| | | | | |
| **Change in Cash** | | **(143,888)** | | **(655,202)** |
| Cash—beginning of year | | 165,109 | | 820,311 |
| **Cash—end of year** | $ | **21,221** | $ | **165,109** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 5,950 | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Epilog Imaging Systems, Inc. was incorporated on June 28, 2010, in the state of Delaware. The financial statements of Epilog Imaging Systems, Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

The company develops artificial intelligence ("AI") vision products related to automobiles, self-driving, and the transportation industry. The company is seeking to bring human quality, AI-based vision driver assistance technology to millions of cars already on the road today (mobile solution), as well as a queue management system for monitoring the flow of people and vehicles (stationary solution). The company's products offer exceptionally high image quality AI in compact and cost-efficient devices, best suited to monitoring large spaces, for example, highways, transportation hubs, parking lots and arenas.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of both December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Concentration of Credit Risk**

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance

Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

**Property and Equipment**

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Furniture & Equipment | 7 years |
| Computer Equipment | 5 years |
| Leasehold Improvements | 5 years |
| Vehicles | 5 years |

**Intangibles**

Intangible assets with finite lives, such as patents, websites, and trade names, are amortized on a straight-line basis over their estimated useful lives.

Estimated useful lives for intangibles are as follows:

| Category | Useful Life |
| --- | --- |
| Website | 17 years |
| Trademark | 10 years |
| Patents | 10-17 years |

**Impairment of Long-Lived Assets**

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024.

**Revenue Recognition**

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods/services is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when a customer takes possession of the goods/services.

- Online Sales: Revenue is recognized at point-in-time when the goods/services are delivered to the customer.

- Wholesale Transactions: Revenue is recognized at point-in-time when the goods/services are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of artificial intelligence ("AI") vision products related to automobiles, self-driving, and the transportation industry.

## Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

## Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

## Equity Issuance Costs

Equity issuance costs are costs directly attributable to the issuance of equity securities, including common stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with the issuance of equity securities.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Advertising & Promotional Costs**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $55,628 and $31,674, respectively, and are included in sales and marketing expenses.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2025, which is the date the financial statements were available to be issued.

### 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets refer to prepaids, account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Other current liabilities comprise other non-trade payables.

### 4. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Furniture and Equipment | $ 92,611 | $ 92,611 |
| Vehicles | 104,726 | 125,583 |
| Warehouse Equipment | 9,902 | 9,902 |
| Building improvements | 5,000 | 5,000 |
| **Property and Equipment, at Cost** | **212,239** | **233,096** |
| Accumulated depreciation | (149,383) | (119,467) |
| **Property and Equipment, Net** | $ 62,855 | $ 113,628 |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and December 31, 2023, were in the amount of $29,616 and $30,903, respectively.

## 5.   INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible assets consist of:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Website | $ 10,000 | $ 10,000 |
| Trademark | 23,024 | 23,024 |
| Patents | 690,038 | 689,363 |
| Intangible Assets, at Cost | 723,062 | 722,387 |
| Accumulated amortization | (473,116) | (444,702) |
| Intangible Assets, net | $ 249,946 | $ 277,685 |

Amortization expenses for intangible assets for the fiscal years ended December 31, 2024, and December 31, 2023, were in the amount of $28,414 and $35,550, respectively.

## 6.   CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 25,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2024, and 2023, 16,629,919 and 16,491,663 common shares have been issued and outstanding.

**Preferred Stock**

The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, no preferred shares have been issued and are outstanding.

## 7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Net Operating Loss | $ (131,585) | $ (339,462) |
| Valuation Allowance | 131,585 | 339,462 |
| Net Provision for income tax | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023 are as follows:

| As of Year Ended December 31, | 2024 | 2023 |
|---|---|---|
| Net Operating Loss | $ (1,402,433) | $ (1,270,848) |
| Valuation Allowance | 1,402,433 | 1,270,848 |
| Total Deferred Tax Asset | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,721,998. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

## 8. RELATED PARTY

During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. As of December 31, 2024, and December 31, 2023, the amount of advance outstanding was $227,525 and is recorded under 'Shareholder loan' on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance on December 31, 2024, and December 31, 2023, was $105,748 and $103,471, respectively.

Payables to the officers of the Company for liabilities in the course of business, as of December 31, 2024, and December 31, 2023, amounted to $24,757 and $15,451, respectively.

## 9. COMMITMENTS AND CONTINGENCIES

**Operating leases**

The Company has no long-term leases in place, and all lease terms are on a short-term basis. Rent expenses for the fiscal year ended December 31, 2024, and December 31, 2023, were in the amount of $91,241 and $76,142, respectively.

**Contingencies**

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

**Litigation and Claims**

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 14, 2025, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

## 11.  GOING CONCERN

The Company has a net loss of $443,048, an operating cash flow loss of $298,650 and liquid assets in cash of $21,221. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

## CERTIFICATION

I, Michael Mojaver, Principal Executive Officer of Epilog Imaging Systems, Inc., hereby certify that the financial statements of Epilog Imaging Systems, Inc. included in this Report are true and complete in all material respects.

*Michael Mojaver*

CEO, CFO, and Director